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SCHEDULE 13G

INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2 (b)

(Amendment No.     )*

VEC Trust I

(Name of Issuer)

Preferred Convertible

(Title of Class of Securities)

91821D107

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-(c)

☐	Rule 13d-1(d)

          *  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  91821D107

1		NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

NICHOLAS APPLEGATE CAPITAL MANAGEMENT LLC (IRS No. 33-0124536)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☒

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power

361,450

	6	SHARED VOTING POWER

28,550

	7	SOLE DISPOSITIVE POWER

390,000

	8	SHARED DISPOSITIVE POWER

-0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

390,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.5

12		TYPE OF REPORTING PERSON*

IA

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 5 Pages

Item 1	(a)	Name of Issuer:
VEC Trust I

	(b)	Address of Issuer’s Principal Executive Offices:
Valero Energy Corporation
One Valero Place
San Antonio, Texas 78212

Item 2	(a)	Name of Person Filing:
Nicholas-Applegate Capital Management LLC

	(b)	Address of Principal Business Office:
600 West Broadway, 29th Floor
San Diego, California 92101

	(c)	Citizenship:
Not Applicable.

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
91821D107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

	(e)	☒ Investment adviser registered under Section 203 of the Investment Advisors Act of 1940;

	(f)	☐ Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(g)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule13d-1(b)(1)(ii)(H).

	If this statement is filed pursuant to Rule 13d-1(c), check this box.	☐

Page 3 of 5 Pages

Item 4	Ownership.

	(a)	Amount beneficially owned: 390,000**

	(b)	Percent of Class: 6.5

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or direct the vote: 361,450**

	(ii)	Shared power to vote: 28,550

	(iii)	Sole power to dispose or direct the disposition of: 390,000**

	(iv)	Shared power to dispose or direct the disposition of: -0-

     **This report is being filed on behalf of Nicholas-Applegate Capital Management LLC, a Delaware limited liability company and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer.   Nicholas-Applegate Capital Management LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  As a result of its role as investment adviser Nicholas-Applegate Capital Management LLC may be deemed to be the beneficial owner of the securities of the Issuer.  Nicholas-Applegate Capital Management LLC has the sole power to dispose of the shares and to vote the shares under its written guidelines. Our clients have the right to receive or the power to direct the receipt of dividends or the profits from the sale of such securities.

Item 5		Ownership of Five Percent or Less of a Class.

                      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6		Ownership of More than Five Percent on Behalf of Another Person.

No one client owns more than five percent of the securities of the Issuer.

Item 7		Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8		Identification and Clarification of Members of the Group.

Not Applicable.

Item 9		Notice of Dissolution of Group.

Not Applicable.

Page 4 of 5 Pages

Item 10	Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2003

/s/ CHARLES FIELD

Charles Field, Deputy General Counsel,
Director of Compliance

Page 5 of 5 Pages